March 21, 2013

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attn: Max A. Webb
Re:	22nd Century Group, Inc. Registration Statement on Form S-1 Filed February 4, 2013 File No.: 333-186449

Dear Mr. Webb:

The following information is furnished in response to the comments in your letter to Joseph Pandolfino regarding 22nd Century Group, Inc. (the “Company”) dated February 28, 2013. In accordance with our subsequent discussions with your colleague, Mr. Donald E. Field, our response dated March 8, 2013 was limited to the Staff’s Comment #2. This response addresses all of the Staff’s comments other than Comment #2.

In each instance the Staff’s comment is in bold italics followed by our response.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the material.

Response

The Company will not be including pictures or graphics in the preliminary or final prospectus.

 9530 Main Street • Clarence, New York 14031 • TEL 716-270-1523 • FAX 716-877-3064 • www.xxiicentury.com

3.	We note the reference to Rule 416 of the Securities Act of 1933 in footnote 1 to the fee table. Please confirm that you understand that issuing additional shares because of changes in the stock price is not covered by the transactions involving Rule 416.

Response

The Company confirms its understanding that issuing additional shares because of changes in the stock price is not covered by the transactions involving Rule 416.

Prospectus Summary, page 1

Overview, page 1

4.	We note your disclosure in the first and second paragraphs only briefly discusses your two primary lines of business related to (i) smoking cessation products and (ii) premium cigarettes and modified risk tobacco products. Please revise to provide a more detailed summary of your business and current operations.

Response

The Company has expanded the Overview section in the Prospectus Summary to provide a more detailed summary of the Company’s business and current operations.

5.	Additionally, we find missing from the summary the picture of the company revealed in the Risk Factor and Business sections on page 7 and 27 of a company facing financial difficulties and which has recently limited certain operations. For example, we note that you have suspended further clinical trials for FDA approval of your X-22 smoking cessation product and that you will need significant additional capital to complete the FDA authorization process for your modified risk cigarettes. We also note that you are limited in your abilities to raise additional capital due to your outstanding Series A-1 Preferred Stock. Please revise the summary so that the narrative discussion reflects what appears to be a challenging time for the company.

Response

The Company has revised the Overview section to more prominently display the Current Financial Condition section as well as the restrictive covenants of our Series A-1 Preferred Stock. For example, on page 2 we have added information about clinical trials and the current suspension of further X-22 clinical trials until additional financing is obtained through a joint venture partner.

6.	Please revise to disclose in the summary the failure of X-22 in the most recent test and the effect that failure has had upon your situation.

Response

The Company has expanded the Overview section in the Prospectus Summary to disclose the results of our X-22 Phase II-B clinical trial, the two independent 2012 clinical trial results, and the effect that these results have had on the Company’s plans.

7.	We note your disclosure in the second paragraph that in March 2011 you introduced two of your own products, RED SUN and MAGIC cigarettes, into the U.S. market. Please revise this paragraph to disclose the revenue and net income or loss that you have realized from these products during the most recent audited and interim periods. To the extent these products have only been introduced into the U.S. market in a limited capacity, please revise to disclose such fact.

Response

The Company has expanded the Overview section in the Prospectus Summary to disclose that the Company has had de minimis sales of these brands in 2011 and 2012. The Company also clarified why these products have had limited introduction into the market.

Current Financial Condition, page 1

8.	Please revise the first paragraph to disclose that your auditors have issued a going concern opinion on your audited financial statements.

Response

The Company has added language on page 1 regarding that our auditors have issued a going concern opinion on our audited financial statements. This language is also on page 5.

9.	Please bold the last sentence of the first paragraph and update in the next amendment.

Response

The Company has bolded and updated that last sentence of the first paragraph under “Current Financial Condition” in the Prospectus Summary and has included this same bolded text on page 1.

10.	We note your disclosure in the second paragraph that your expected capital requirements over the next 12 months without any extraordinary expenses are approximately $1 million. We also note that your September 30, 2012 balance sheet lists significant accounts payable, accrued expenses, a demand bank loan, and notes payable and convertible notes payable as compared to your limited cash position. In this regard, we note that $1.3 million of convertible notes payable mature in April of 2013. Please confirm that this section accurately discloses your near-term capital requirements and detail the requirements and expected uses of such funds.

Response

The Company revised the second and third paragraphs under Current Financial Condition in the Prospectus Summary to better describe the Company’s near-term capital requirements and expected use of funds. All of the convertible notes issued on December 14, 2011 have been either converted or paid off in full. It should also be noted that the demand bank loan of approximately $175,000 is essentially a revolving line of credit in which we only expect to make monthly payments of approximately $600.

11.	We note your disclosure in the fourth risk factor on page 7 that the certificate of designation of your Series A-1 Preferred Stock contains restrictive covenants that limit your ability to incur or assume additional debt or provide guarantees in respect of obligations of other persons. Please revise the second paragraph to disclose this limitation on your ability to raise capital and include a cross reference to the fourth risk factor on page 7.

Response

The Company has added the last paragraph under Current Financial Condition in the Prospectus Summary to disclose the limitations imposed on the Company’s ability to raise capital as well as a description of our preferred stock, and has included a cross reference to the referenced risk factor.

Risk Factors, page 7

12.	We note your disclosure in the first paragraph of this section of “[t]he following discussion addresses those risks that management believes are the most significant, although there may be other risks that could arise or may prove to be more significant than expected, that may affect our operations or financial results.” All material risks should be discussed in this section. This section should not reference unknown or immaterial risks. Please revise this paragraph to clarify that you have discussed all known material risks.

Response

The Company has revised the first paragraph of the Risk Factor section to clarify that the Company has discussed all known material risks by revising the above-referenced sentence as follows:

The following discussion addresses all risks that management believes are material that may affect our operations or financial results.

We have had a history of losses, and we may be unable to achieve or sustain profitability, page 7

13.	We note your disclosure that you expect to continue to incur net losses and negative operating cash flows in the foreseeable future. Please revise to quantify the amount of net losses that you expect to incur into the foreseeable future or alternatively quantify your monthly burn rate.”

Response

The Company has revised this Risk Factor to quantify its monthly expenses.

14.	We note your disclosure that you will need to spend significant capital to fulfill planned operating goals and conduct clinical studies, achieve regulatory approvals and, subject to such approvals, successfully produce products for commercialization. Please revise to quantify these long-term capital requirements. Please also revise the Overview and Current Financial Condition sections on page 1 to discuss and quantify such long-term capital requirements.

Response

The Company has revised the Current Financial Condition section in the Prospectus Summary and the Risk Factor section to quantify its long-term capital requirements.

Business, page 27

15.	We note your disclosure throughout this section with respect to your future business plans and products, such as completing additional clinical trials related to X-22, obtaining FDA approval of X-22 as a smoking cessation product and obtaining FDA approval of Brand A and Brand B cigarettes as modified risk tobacco products. To the extent that you discuss future business plans or the development of future products in this section, the discussion should be balanced with a brief discussion on the time frame for implementing future plans and finalizing the development of future products, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. In this regard, we note your disclosure in the fourth risk factor on page 8 disclosing certain cost estimates and the first risk factor on page 12 disclosing certain FDA approval time frame estimates related to your future plans and products. Please also revise the Prospectus Summary on page 1 so that investors can clearly understand your future business plans and the development status of your future products to include timing and costs.

Response

The Company has revised the Overview section in the Prospectus Summary and the Business section to address these matters, in particular the need for funding and its impact on the Company’s business plans.

Overview, page 27

16.	We note your disclosure in the fifth paragraph that you believe that X-22, upon the completion of additional clinical trials that demonstrate efficiency, can capture significant share of the smoking cessation product market. Please revise to add balancing language that there is no guarantee that you will obtain the funds necessary to complete additional clinical trials, that you will obtain necessary FDA approvals and that will capture significant share of the smoking cessation product market.

Response

The Company has revised the “Business - Overview – X-22” section to include the following language:

Due to the limited effectiveness and/or serious side effects of existing FDA-approved smoking cessation products, we believe that if additional clinical trials demonstrate increased smoking cessation rates, X-22 can capture a share of this market by replacing sales and market share from existing smoking cessation aids and expanding the smoking cessation market by encouraging more smokers to attempt to quit smoking.

There is no guarantee that we will (i) obtain the funds necessary to complete additional clinical trials, (ii) identify potential joint venture partners to fund the remaining X-22 clinical trials, (iii) obtain FDA approval, or (iv) capture significant share of the smoking cessation market upon FDA approval.

Smoking Cessation Aids, page 28

17.	We note your disclosure in the last sentence that you believe X-22, upon the completion of additional clinical trials that demonstrate efficiency, will qualify for “Fast Track” designation by the FDA. We note that X-22 has in the past already been denied -Fast Track” designation by the FDA. Please revise to add balancing language that there is no guarantee that the FDA will grant “Fast Track” designation to X-22. Please also include a cross reference to the Fast Track Development section on page 41.

Response

The Company has revised the “Business – Overview - Smoking Cessation Aids” sections throughout the document to include the following language:

Although X-22 has failed previously to qualify for “Fast Track,” we believe that upon completion of a company-sponsored clinical trial demonstrating efficacy, X-22 will qualify for “Fast Track” designation by the FDA. However, there is no guarantee that the FDA will grant “Fast Track” designation to X-22. See “Business – Government Regulation – Fast Track Development.”

Modified Risk Cigarettes, page 28

18.	We note your disclosure that you believe Brand A and Brand B will achieve significant market share in the global cigarette market among a specified subgroup of smokers. Please revise to add balancing language that there is no guarantee that you will obtain necessary FDA approvals and that you will achieve a significant market share of this specified subgroup of smokers.

Response

The Company has revised the “Business – Overview - Modified Risk Cigarettes” section to include the following language (Pages 3, 36 and 41.):

There is no guarantee that we will (i) obtain additional capital to complete the FDA authorization process for our potential Modified Risk Cigarettes, (ii) obtain FDA authorization to market BRAND A or BRAND B as Modified Risk Cigarettes, or (iii) achieve significant market with FDA authorization to market our products as Modified Risk Cigarettes.

Tar, Nicotine, and Smoking Behavior, page 29

19.	We note your disclosure in the last sentence of the second paragraph that studies have demonstrated that compensatory smoking of low-tar research cigarettes, similar to Brand B, is greatly curtailed resulting in smokers inhaling less “tar” and carbon monoxide. Please revise to add balancing language that Brand B was not used in such studies and that additional studies may be necessary to establish whether Brand B cigarettes achieve similar results.

Response

The Company has revised the “Business – Overview – Modified Risk Cigarettes - Tar, Nicotine, and Smoking Behavior” section to include the following language (Pages 4 and 37):

Other studies have demonstrated that compensatory smoking (e.g., more and/or larger puffs per cigarette) of low-tar research cigarettes, similar to BRAND B (though BRAND B was not used in such studies), is greatly curtailed resulting in smokers inhaling less “tar” and carbon monoxide. Additional studies will be necessary to establish whether BRAND B cigarettes achieve similar results.

Products, page 31

Brand A Cigarettes, page 32

20.	We note your disclosure in the last paragraph that you believe Brand A will receive a modified risk cigarette classification from the FDA. Please revise to add balancing language that there is no guarantee that the FDA will grant such classification. Please revise the Brand B Cigarettes section on page 32 in a similar manner.

Response

The Company has revised the “Business – Products – Our Modified Risk Cigarettes - Brand A Cigarettes and Brand B Cigarettes” sections to include the following language:

There is no guarantee that BRAND A will be classified as a Modified Risk Cigarette by the FDA.

…

There is no guarantee that BRAND B will be classified as a Modified Risk Cigarette by the FDA.

Brand B Cigarettes, page 32

21.	We note your disclosure that Brand B cigarettes’ smoke contains the lowest amount of “tar” per milligram of nicotine compared to other commercial tobacco cigarettes. Please provide us with support for this statement or revise.

Response

The Company has deleted the sentence referenced in the comment.

RED SUN and MAGIC Cigarettes, page 33

22.	We note your disclosures in footnotes 2 to your audited and interim financial statements that you are still exploring distribution channels for your RED SUN and MAGIC cigarettes and that you are not currently taking orders for these products in the U.S. market. Please revise this section and the Overview section on page 1 as applicable. Please include enough information so that investors can understand the status of these products.

Response

The Company has added the disclosure from footnote 2 to our discussions of RED SUN and MAGIC cigarettes throughout the Prospectus Summary and Business sections.

Sales and Marketing, page 36

23.	Please revise to disclose when you intend to begin marketing each product and the expected costs.

Response

The Company has added language in the “Business - Sales and Marketing” section to disclose its marketing plans for each product. The Company has addressed its expected costs in the “Business – Products – RED SUN and MAGIC Cigarettes” section.

Management’s Discussion and Analysis of Financial Condition, page 44

Liquidity and Capital Resources, page 48

Cash demands on operations, page 48

24.	We note your disclosure in the first paragraph that your cash position is insufficient to maintain your operations for the next 12 months. Please revise to quantify your expected near term and long term financing requirements which are necessary to maintain your current operations and to implement your future business plans.

Response

The Company has revised the “Management’s Discussion and Analysis of Financial Condition – Liquidity and Capital Resources - Cash Demands on Operations” section to quantify the near and long term financing requirement to maintain and implement future business plans.

Description of Securities, page 64

General, page 64

25.	We note that you qualify the summary of your capital stock by the provisions of applicable law. Such a qualification is inappropriate unless you file the applicable provisions as exhibits to the registration statement. Please revise accordingly.

Response

The Company has deleted the qualification to the provisions of applicable law.

Exhibit 5.1

26.	We note that the registration statement registers shares of the company’s common stock issuable (i) upon conversion of the Series A Preferred Stock, (ii) as dividends on the Series A Preferred Stock and (iii) upon exercise of the Series A, B and C Warrants. We also note that counsel has only opined upon the securities mentioned in clauses (i) and (iii) above. Please have counsel revise the opinion to opine that the shares of common stock issuable as dividends on the Series A Preferred Stock will be validly issued, fully paid and non-assessable.

Response

Based upon the reduction in the shares being registered as discussed in our response dated March 8, 2013, the Company’s counsel has revised the opinion to opine on the shares issuable (i) upon conversion of the Series A Preferred Stock and (ii) upon exercise of the Series B Warrants. The Company is no longer seeking to register the shares of common stock issuable as dividends on the Series A Preferred Stock.

* * * * *

If you should have any additional questions, please contact Michael B. Kirwan at (904) 633-8913.

Sincerely,

/s/ Joseph Pandolfino

Joseph Pandolfino

Chief Executive Officer